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                                AMENDMENT NO. 1

                               TO THE BY-LAWS OF

                            MUSE TECHNOLOGIES, INC.

                  Article I, Section 2. of the By-Laws of Muse Technologies, Inc. is amended and restated in its entirety to read as follows:

         "Section 2. Special Meetings. Special Meetings of the stockholders of the Corporation may be called at any time and from time to time by the President or by a majority of the directors then in office, and shall be called by the Secretary upon the written request of stockholders holding of record (in the aggregate) at least ten percent (10%) of the issued and outstanding shares of the Corporation entitled to vote at such meeting. Special meetings shall be held at such place within or without the State of Delaware, at such time and on such date as shall be specified in the call thereof."